                                                                    Exhibit 19

SECOND QUARTER REPORT

     TO OUR STOCKHOLDERS

          IN EVERY QUARTER OF
          THE PAST YEAR, HBO & COMPANY HAS ANNOUNCED AN ACQUISITION THAT
          HAS HELPED PROPEL THE COMPANY TOWARD ITS GOAL OF BECOMING NO. 1 IN THE HEALTHCARE INFORMATION SOLUTIONS INDUSTRY. SECOND QUARTER 1995
          WAS NO DIFFERENT.

Charles W. McCall

Early in the quarter, we acquired the rights to the CHC (UK) Ltd. Crescendo nursing system, which gave HBOC another 60 National Health Service customers in the United Kingdom. And in June, we acquired the Health Systems Group of First Data Corporation, now the Charlotte Product Group (CPG). With 1994 revenue of $121 million, this group had been the fifth largest healthcare information systems vendor. The acquisition added several solid hospital transaction systems and 500 customers to HBOC, bringing our total customer count to approximately 2,600.

The CPG acquisition did cause HBOC to take a one-time write-off of $126 million primarily related to purchased research and development charges. Even though this resulted in a second quarter loss, fully diluted earnings per share excluding the purchased research and development charge came in at 34 cents, a 79 percent increase over the same period last year. Our growth in revenue of 27 percent over second quarter 1994 is not due entirely to acquisitions, however, but results from strong internal sales and installation activity as well. In particular, products from the Company's enterprisewide Pathways 2000TM line continue to roll out, and customers "went live" on several Pathways 2000 products during the quarter.

Soon after the close of second quarter, we completed the acquisition of Pegasus Medical, LTD. While this acquisition does not bring us existing customers, the strategic potential is tremendous. Pegasus is a physician-led Israeli software development company that has designed and is developing a computer-based patient record for the physician's office known as the Smart Medical Record (SMR-trademark-). This product -- built by physicians, for physicians -- is strategic to the Company's ongoing effort to provide access to critical patient information across the continuum of care.

The acquisition activity didn't stop there, however. On July 17, we announced the signing of a definitive agreement to acquire CliniCom Incorporated. A long-time marketing partner of HBOC, CliniCom is an industry leader in point-of-care nursing information systems. The merger will give HBOC an even greater ability to build on CliniCom's considerable clinical expertise. The acquisition, which is subject to regulatory and shareholder approval, is expected to close in the early fourth quarter of 1995.

Obviously, being No. 1 is a key goal for HBOC -- but not just in revenue. Being No. 1 also means taking a leadership position within the industry. With the tremendous expertise we have on board, the quality products we have in place and the vision we have to take our customers forward, HBOC continues to pursue our goal of being the industry leader.

Sincerely,



Charles W. McCall
President & Chief Executive Officer

July 18, 1995

                                                    HBO&Company and Subsidiaries
                                                                FINANCIAL REVIEW

RESULTS OF OPERATIONS

QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 1995, COMPARED TO QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 1994:

Earnings per share for the quarter and six months ended June 30, 1995, excluding the purchased research and development charge was $.36 ($.34 fully diluted), an 89% increase over second quarter 1994, and $.64 ($.61 fully diluted), a 78% increase over the same period in the prior year. These increases are attributable to increases in revenue of 27% for the quarter and 30% for the six-month period compared to the same periods in 1994 with related increases of only 17% and 22% in operating expense, excluding the purchased research and development charge. Revenue growth was fueled primarily by increased revenue from support and maintenance, software license fees, and implementation services related to both internal growth and acquisitions.

With the purchased research and development charge, the loss per share for the quarter and six months ended June 30, 1995, was $(1.94) and $(1.69). The purchased research and development charge of $126 million is primarily related to research and development purchased from the Health Systems Group of First Data Corporation, now the Charlotte Product Group (CPG), which had not reached technological feasibility. Also, the reported loss per share is not adjusted for the effect of stock options outstanding since the effect was anti-dilutive. Fully diluted earnings per share information, excluding the purchased research and development charge, is presented above to aid in the analysis of results.

The Company's revenue growth is a result of the continued success of the Pathways 2000 product group of enterprisewide solutions and HBOC's core transaction systems and the Company's merger and acquisition activity. The Company's acquisitions -- IBAX Healthcare Systems (Series product line) in May 1994; Serving Software, Inc. (SSG) in September 1994; Advanced Laboratory Systems, Inc. (ALG) in February 1995 and the Health Systems Group of First Data Corporation (CPG) in June 1995 -- have helped to build revenue by enhancing the current product offerings as well as giving the Company an expanded customer base in which to sell its products.

Support and maintenance revenue increased 82% for the quarter and 91% for the six-month period compared to the same periods last year and is now the source of approximately 29% of the Company's revenue compared to approximately 20% a year ago. The increase in support and maintenance revenue is a result of having more installed customers.

Software license fee revenue grew 19% for the quarter and 29% for the six-month period, largely due to Pathways 2000. As hospitals continue to consolidate into local and regional healthcare enterprises, the need for clinical and financial information across the continuum of care is driving more enterprises to seek the types of solutions offered by HBO & Company in the Pathways 2000 suite of products. Also contributing to the growth in license fee revenue was SSG, which has successfully introduced its Pathways Healthcare Scheduling product to the market. HBOC continues to derive a large portion of its software license fee revenue from the STAR and TRENDSTAR products.

Implementation services revenue grew 24% for the quarter and 29% for the six-month period compared to the same periods last year. The increase was a result of the addition of the Series product line and continued increases in implementation services for all current business units. The Company continues to develop new methodologies for delivering services to its customers which increase the efficiency and productivity of services provided. The Company has recently opened a new state-of-the-art training facility in Dallas and has implemented a process called "Service Tracks" to streamline the implementation of Pathways products.

Cost of operations dropped to 45% of revenue for the second quarter and 48% of revenue for the six-month period compared to 54% for both of the same periods in 1994. Cost of operations expense increased at a rate significantly slower than the rate of revenue growth primarily due to a shift in the Company's software, services and hardware revenue mix, a low salary growth rate resulting from streamlining within the implementation organization, and a decrease in the use of consultants and third-party contractors.

Marketing expense for both the quarter and six-month period increased to 14% of revenue from 13% during the same periods in 1994. Salary, travel and commission expense have increased due to a larger sales force and higher sales volume.

Research and development (R&D) expense remained constant at 9% of revenue for the quarter and six-month periods of both 1995 and 1994. Salary expense increased, while consulting expense decreased as HBOC brought almost all of its development expertise in-house. The R&D capitalization rate was 24% for the quarter and 25% for the six-month period compared to 26% for both periods in 1994. Aggressive development efforts continue as HBOC works to enhance existing products and bring additional Pathways 2000 products to the point of general availability.

General and administrative expense increased to 12% of revenue for the quarter and 11% for the six-month period compared to 10% for both periods in 1994. The increases were primarily due to increased depreciation and amortization expense resulting from a larger fixed asset base and increased intangible asset amortization related to the acquisitions and higher expense for incentive programs such as the Company-wide gainsharing program.

The $126 million purchased research and development charge related to the CPG acquisition resulted in an operating loss of $105 million for the second quarter and $90 million for the six-month period ended June 30, 1995. Before adjusting for the impact of this nonrecurring charge, operating income increased 90% for the quarter and 82% for the six-month period compared to the same periods in 1994. Operating income as a percent of revenue before the purchased research and development charge increased to 20% from 14% for the quarter and 19% from 13% for the six-month period.

The tax rate remained constant at 40% for all periods presented.

LIQUIDITY AND CAPITAL RESOURCES

JUNE 30, 1995, COMPARED TO DECEMBER 31, 1994:

During the six-month period ended June 30, 1995, HBOC generated $17 million of cash flow from operations. The Company used a net $11 million for investing activities including the purchase of Advanced Laboratory Systems, Inc. and capital expenditures. In addition, the Company used $3.6 million to reduce indebtedness and pay dividends. As a result, the Company increased its cash balance by $2.4 million to $8.2 million at June 30, 1995.

The Company's current ratio remained constant at .9:1 at both June 30, 1995 and December 31, 1994. Current assets increased $40.3 million or 33% primarily due to acquisitions. The bulk of this growth came from increased receivables acquired in the CPG acquisition. Receivables management is a key performance factor for HBOC, and although the Company already believes it has better receivables performance than most of its competitors, management continues to focus on this area. Current liabilities increased $44 million or 33% primarily due to liabilities assumed related to the CPG acquisition and increased accounts payable.

The Company has access to several financing sources, including $25 million available under a revolving credit agreement and $5 million available on two lines of credit totalling $10 million, as of June 30, 1995.

Management believes HBOC is well positioned to generate strong positive cash flow from operations through continued focus on receivables and expense controls. The CPG acquisition brings a strong base of recurring revenue and cash flow. This, combined with significant expense reductions resulting from the synergies created as the companies combine operations, should result in a positive impact on cash flow for the Company as a whole. The Company has flexibility in completing future acquisitions on a non-cash basis if desired.
 Management believes positive future cash flows from operations and access to financing sources will enable HBOC to make strategic investments to enhance quality, increase efficiency and promote growth.

                                                    HBO&Company and Subsidiaries
                                                            FINANCIAL STATEMENTS
                                         (000 Omitted Except for Per Share Data)

CONSOLIDATED STATEMENTS OF INCOME -- UNAUDITED

                                                                THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                     JUNE 30,                  JUNE 30,
                                                                 1995         1994        1995        1994
REVENUE                                                      $ 99,536      $78,343    $190,245    $145,850
OPERATING EXPENSE:
  Cost of Operations                                           45,192       42,490      91,279      78,870
  Marketing                                                    14,080       10,205      26,411      19,649
  Research and Development                                      8,482        6,996      16,453      13,085
  General and Administrative                                   11,535        7,979      20,490      14,712
  Purchased Research and Development Charge                   125,520           --     125,520          --
                                                             --------      -------    --------    --------
    Total Operating Expense                                   204,809       67,670     280,153     126,316
                                                             --------      -------    --------    --------
OPERATING INCOME (LOSS)                                      (105,273)      10,673     (89,908)     19,534
Other Income (Expense), Net                                      (664)         (65)     (1,026)         73
                                                             --------      -------    --------    --------
Income (Loss) Before Provision (Credit) for Income Taxes     (105,937)      10,608     (90,934)     19,607
Provision (Credit) for Income Taxes                           (42,374)       4,273     (36,373)      7,844
                                                             --------      -------    --------    --------
NET INCOME (LOSS)                                            $(63,563)     $ 6,335    $(54,561)   $ 11,763
                                                             --------      -------    --------    --------
EARNINGS (LOSS) PER SHARE:
  Primary                                                    $  (1.94)     $   .19    $  (1.69)   $    .36
  Fully Diluted                                              $  (1.94)     $   .19    $  (1.69)   $    .36
                                                             --------      -------    --------    --------
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Primary                                                      32,739       33,040      32,333      32,834
  Fully Diluted                                                32,739       33,040      32,333      32,834
                                                             --------      -------    --------    --------
CASH DIVIDENDS DECLARED PER SHARE                              $  .04      $   .04    $    .08    $    .08
                                                             --------      -------    --------    --------
                                                             --------                 --------

CONSOLIDATED CONDENSED BALANCE SHEETS -- UNAUDITED

ASSETS
                                                                                      June 30,    Dec. 31,
                                                                                          1995        1994
CURRENT ASSETS:
  Cash and Cash Equivalents                                                           $  8,232    $  5,825
  Receivables, Net of $2,389 and $1,749 Allowance for Doubtful Accounts                131,709     101,457
  Current Deferred Income Taxes                                                          9,130       5,133
  Inventories                                                                            1,868       1,280
  Prepaids and Other Current Assets                                                     12,061       8,968
                                                                                      --------    --------
    Total Current Assets                                                               163,000     122,663
                                                                                      --------    --------
INTANGIBLES, Net of $6,390 and $3,482 Accumulated Amortization                         181,293      57,569
DEFERRED INCOME TAX                                                                     33,096          --
PROPERTY AND EQUIPMENT, Net of $63,025 and $61,166 Accumulated Depreciation             31,983      26,598
CAPITALIZED SOFTWARE, Net of $19,015 and $16,182 Accumulated Amortization               25,626      25,035
OTHER NONCURRENT ASSETS, NET                                                             6,457       2,012
                                                                                      --------    --------
                                                                                      $441,455    $233,877
                                                                                      --------    --------
                                                                                      --------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                                                   $175,370    $131,382
DEFERRED INCOME TAXES                                                                       --       9,623
LONG-TERM DEBT AND OTHER LIABILITIES                                                    24,316       1,397
STOCKHOLDERS' EQUITY                                                                   241,769      91,475
                                                                                      --------    --------
                                                                                      $441,455    $233,877
                                                                                      --------    --------
                                                                                      --------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                                                    HBO&Company and Subsidiaries
                                                            Financial Statements
                                                                   (000 Omitted)

CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED

SIX MONTHS ENDED JUNE 30,                                                                    1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                                                      $(54,561)   $ 11,763
                                                                                         --------    --------
  Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating
   Activities:
    Purchased Research and Development Charge                                             125,520          --
    Depreciation and Amortization                                                          11,667       7,449
    Provision (Credit) for Noncurrent Deferred Income Taxes                                (9,521)        826
    Changes in Assets and Liabilities:
      Receivables                                                                          (3,318)    (20,317)
      Current Deferred Income Taxes                                                        (3,997)       (628)
      Inventories                                                                            (588)       (754)
      Prepaids and Other Current Assets                                                    (2,077)     (1,467)
      Deferred Income Tax                                                                 (33,096)         --
      Other Noncurrent Assets, Net                                                           (878)       (383)
      Current Liabilities                                                                 (12,320)     15,345
    Other, Net                                                                                213         (88)
                                                                                         --------    --------
      Total Adjustments                                                                    71,605         (17)
                                                                                         --------    --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                            17,044      11,746
                                                                                         --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale of Property and Equipment                                                              159          --
  Purchase of Facility                                                                         --      (2,698)
  Purchase of Businesses, Net of Cash Acquired                                             (2,121)    (40,876)
  Capital Expenditures                                                                     (3,679)     (2,218)
  Capitalized Software                                                                     (5,365)     (4,556)
                                                                                         --------    --------
    NET CASH USED IN INVESTING ACTIVITIES                                                 (11,006)    (50,348)
                                                                                         --------    --------
    NET CASH PROVIDED (USED) BEFORE FINANCING ACTIVITIES                                    6,038     (38,602)
                                                                                         --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Long-Term Debt                                                             40,500      45,000
  Proceeds from Short-Term Debt                                                            18,000          --
  Proceeds from Issuance of Common Stock                                                    4,402       4,503
  Payment of Dividends                                                                     (2,553)     (2,304)
  Repayment of Short-Term Debt                                                            (23,000)         --
  Repayment of Long-Term Debt                                                             (40,980)    (15,017)
                                                                                         --------    --------
    Net Cash Provided (Used) by Financing Activities                                       (3,631)     32,182
                                                                                         --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            2,407      (6,420)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              5,825      25,777
                                                                                         --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                               $  8,232    $ 19,357
                                                                                         --------    --------
                                                                                         --------
Cash Paid During the Period for:
  Interest                                                                               $  1,651    $    782
  Income Taxes                                                                           $ 10,274    $  3,980

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                                                    HBO&Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods indicated. Quarterly results of operations are not necessarily indicative of annual results. These statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's 1994 Annual Report to Stockholders.

2. Earnings per share is based upon the weighted average number of shares and the dilutive effect of stock options outstanding. The loss per share is based upon the weighted average number of shares outstanding, since the effect of stock options was anti-dilutive.

3. At June 30, 1995, HBOC had a long-term revolving credit agreement for $25 million with interest payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios (71/16% as of June 30, 1995). The commitment fee on the revolving credit agreement is 3/8% payable quarterly on the unused portion of the commitment. The agreement, which expires on June 30, 1997, contains certain net worth, income, cash flow and financial ratio covenants. The Company is in compliance with these covenants at June 30, 1995.

HBOC also has available a committed, unsecured line of credit for $5 million with no commitment fee, and an uncommitted, unsecured line of credit for $5 million with interest payable at prime less .5% and no commitment fee.

Additionally, the Company has repaid, in advance, all amounts outstanding related to the $25 million five-year loan entered into in 1994.

During the second quarter of 1994, the Company entered into an agreement with a financial institution whereby the Company can sell on an ongoing basis, with partial recourse, an undivided interest in a pool of customer receivables. During the first quarter of 1995, the Company increased the amount available to be sold and the amount sold from $20 million to $30 million. Interest is payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios (71/16% as of June 30, 1995). The two-year agreement expires June 25, 1996. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the receivables sold.

4. On February 22, 1995, HBOC completed the acquisition of Advanced Laboratory Systems, Inc. for approximately $7 million, net of cash acquired. Advanced Laboratory Systems, Inc. was a Eugene, Oregon-based developer of laboratory software for the healthcare and commercial marketplace. The transaction was accounted for as a purchase.

5. On June 17, 1995, HBO & Company of Georgia, a wholly owned subsidiary of HBOC, acquired First Data Health Systems Corporation, now known as the Charlotte Product Group (CPG), a wholly owned subsidiary of First Data Corporation, in exchange for 4 million shares of Common Stock of HBOC valued at approximately $200 million, $500,000 in cash and a promissory note for $100,000. First Data Health Systems Corporation provided information systems and services to hospitals, medical group practices and medical facilities throughout the United States, United Kingdom, Australia, Puerto Rico and other countries.

The transaction was accounted for as a purchase. The cost of the acquisition has been allocated on the basis of an outside appraisal of the tangible ($58 million) and intangible assets acquired and the liabilities assumed ($83 million). HBOC recorded approximately $115 million of intangibles after adjusting for the purchased research and development charge (note 6), which are being amortized on a straight line basis over periods ranging from seven to 15 years. The Company is in the process of finalizing the purchase price allocation.

                                                    HBO&Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The results of operations of CPG are included in the accompanying financial statements since the date of acquisition. The following unaudited pro forma information was prepared assuming the transaction was consummated on January 1 of each year presented and excludes the effect of the second quarter 1995 purchased research and development charge of $126 million:

(000 Omitted Except for Per Share Data)         Three Months Ended June 30,
                                                       1995         1994
Revenue                                            $126,571     $115,981
Net Income                                         $ 12,664     $  7,993
Earnings Per Share                                 $    .34     $    .22
                                                   --------     --------

                                                      Six Months Ended
                                                          June 30,
                                                       1995         1994
Revenue                                            $258,440     $220,126
Net Income                                         $ 24,686     $ 15,462
Earnings Per Share                                 $    .66     $    .42
                                                   --------     --------

This pro forma information is not necessarily indicative of the results of operations that would have been attained had the acquisition been consummated on January 1 of each year presented or that may be attained in the future.

6. During the second quarter of 1995, the Company recorded a $126 million charge primarily related to research and development purchased from the Health Systems Group of First Data Corporation which had not reached the stage of technological feasibility ($115 million). The charge also included severance and other acquisition related costs ($8 million) and a mainframe capitalized research and development net book value adjustment ($3 million).

7. In October 1986 a class action lawsuit was filed against the Company by a plaintiff who purchased 500 shares of the Company's stock in 1985. In April 1991 the United States Federal District Court for the Northern District of Georgia, Atlanta Division (the "District Court"), certified the case as a class action on behalf of all purchasers of the Company's common stock on the open market during the period from March 29, 1985, to April 20, 1986. The plaintiff alleges that HBOC's filings with the Securities and Exchange Commission did not fairly present the Company's financial position and results of operations for the years ended December 31, 1984 and 1985, and the intervening quarters with respect to, among other things, reporting the effect of discounting service agreement contracts. In November 1992 the lawsuit was amended to add a claim regarding the timeliness of recognition and disclosure of various expense items by the Company during fiscal year 1985. The plaintiff also alleges that the market price of the Company's common stock during the period was inflated due to the alleged nondisclosures and misrepresentations in the Company's filings. In early February 1993 the plaintiff evidenced an intention to allege substantial damages. Management believes that the members of the class have suffered no damages that entitle them to compensation and that, in any event, the plaintiff's calculation of alleged damages is unrealistic and without merit.

On April 1, 1994, the District Court issued an Order granting the Company's motion for summary judgement and dismissed the suit. On April 20, 1994, the District Court issued an Order setting forth the reasons for dismissing the suit. The plaintiff has appealed from the District Court's determination and that appeal is pending. In the event that the outcome is ultimately unfavorable, the amount of loss could be substantial. Management believes, however, that the Company should be able to continue to defend the suit successfully.

The Company is subject to other legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

8. On July 10, 1995, the Company completed the acquisition of Pegasus Medical, Ltd for approximately $8 million of cash and contingent payments, based on certain deliverables, of $7 million. Pegasus was a privately held Israeli software company that markets the Smart Medical Record, a computer-based patient record. The transaction will be accounted for as a purchase.

9. On July 14, 1995, the Company signed a definitive agreement to acquire CliniCom Incorporated (CliniCom) for .4 of a share of HBOC common stock in exchange for each of the approximately 8,660,000 currently outstanding shares of CliniCom common stock. CliniCom is a developer of point-of-care clinical information systems. The transaction, which is subject to certain conditions including regulatory and shareholder approval, will be accounted for as a pooling of interests and is expected to close in the early fourth quarter of 1995.

HBO&COMPANY
301 Perimeter Center North
Atlanta, Georgia 30346
Phone (404) 393-6000